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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
Notification of Late Filing

SEC FILE NUMBER
0-17068


CUSIP NUMBER



(Check one):   ( X ) Form 10-KSB  (  ) Form 20-F  (  ) Form 11-K  (  ) Form 10-QSB  (  ) Form N-SAR

	For Period Ended:		June 30, 1995
	(  )	Transition Report on Form 10-K
	(  )	Transition Report on Form 20-F
	(  )	Transition Report on Form 11-K
	(  )	Transition Report on Form 10-Q
	(  )	Transition Report on Form N-SAR
	For the Transition Period Ended:

               Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Excal Enterprises, Inc.
Full name of registrant
Assix International, Inc
Former name if applicable
100 North Tampa Street, Suite 3575__
Address of principal executive office (Street and Number)
Tampa, Florida  33602
City, State and Zip Code

PART II - 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed.  (Check box if appropriate)

(a) 	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   [X]  	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
SEE ATTACHED EXHIBIT B

PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

SEE ATTACHED EXHIBIT A

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Timothy R. Barnes			813	224-0228
		(Name)			(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
  X   Yes   __  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			SEE ATTACHED EXHIBIT B                                       _X_ Yes         No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



						Excal Enterprises, Inc.
				(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date	September 28, 1995		By:	_/S/ TIMOTHY R. BARNES_____
	   				Timothy R. Barnes
					Chief Financial Officer
					Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (sec 18 U.S.C.1001).


GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
Securities and Exchange Commission, Washington, D.C.  20549, in accordance with Rule 0-3 of the General Rules and
Regulations under the Act.  The information contained or filed with the form will be made a matter of the public record in the
Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.
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EXHIBIT A


PART III - NARRATIVE

The audit of the financial statements of Excal Enterprises, Inc (the "Registrant") will not be completed by
September 28, 1995, the last day for a timely filing of the Registrant's Annual Report on Form 10-KSB for the
fiscal year ended June 30, 1995, pursuant to Rule O-3 of the General Rules and Regulations under the Securities
Exchange Act of 1934.

The Registrant hired a new Chief Financial Officer in August of 1995.  The Registrant's controller and Chief
Accounting Officer resigned shortly thereafter.  As a result, the Registrant was unable to compile additional information required by the auditors for complete and accurate disclosure as required by Form 10-KSB and
Regulation S-B with sufficient time for the auditors to audit the information and issue their audit report.  This delay in completing the audit of the financial statements afffected the Registrant's ability to complete other required disclosures in the Form 10-KSB.

The information required by the auditors to enable them to issue their audit report could not be obtained without unreasonable effort or expense.  The Registrant undertakes to file its Form 10-KSB no later than the fifteenth day following the due date.



PART IV - OTHER INFORMATION

The Registrant terminated its relationship with one customer (Sears) in Fiscal 1994 that accounted for $2,980,200
(75.6%) of its Fiscal 1994 Licensed Dealer Progam revenue.  During Fiscal 1995, the Registrant began operations related to rental of commercial real estate.  The Registrant's Fiscal 1994 income included a $14,063,588 pre-tax gain related to its settlement with Sears.  Estimated revenue, income (loss) before extraordinary item, extraordinary item, and net income (rounded to the nearest $100,000) are as follows:
                              									         1995	    	        1994
		Licensed dealer program revenue			       $  1,100,000	    $  3,935,833
		Commercial real estate rental revenue       1,100,000	             --

 	Net revenue						                        $  2,200,000	    $  3,935,833


		Income (loss) before extraordinary item  $ (1,600,000)    $  9,486,861

		Extraordinary item					                            --	       8,485,028

		Net income		                      				   $ (1,600,000)	   $ 17,971,889

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